Exhibit 99.1

Nanox Announces Second Quarter of 2024 Financial Results and

Provides Business Update

Accelerated the deployment of Nanox ARC in the US market,

Submitted a new 510k application to the FDA to expand Nanox.ARC indications to include general use, including chest

Nanox.AI Receives FDA 510K Clearance for HealthCCSng V 2.0, upgraded version of its AI Cardiac Solution

Management to host conference call and webcast Tuesday, August 20, 2024 at 8:30 AM ET

PETAH TIKVA, Israel— August 20, 2024 — NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the second quarter ended June 30, 2024 and provided a business update.

Recent Highlights:

●	Generated $2.7 million in revenue in the second quarter of 2024, compared to $2.6 million in the second quarter of 2023.

●	Submitted a new 510k submission to the FDA to expand the intended use cases for the Nanox.ARC for general use, including chest.

●	Advanced the US deployment program for the Nanox.ARC technology, with systems installed in seven states, and a robust sales pipeline.

●	Installed initial Nanox.ARC systems as part of three chain medical imaging service providers in the US.

●	Announces the development of system to be called Nanox.ARC X, that will be introduced in our next investor relations’ event

●	Nanox.AI Receives FDA 510K Clearance for HealthCCSng V2.0, upgraded version of the cardiac solution, introduces additional ‘zero calcium’ categorization of coronary calcium (CAC) and generates an exact calcium score with corresponding CAC detection category output.

●	Nanox.AI Cardiac Solution, HealthCCSng, was highlighted in multiple scientific presentations at the 2024 SSCCT annual meeting.

“The second quarter of 2024 was one of commercial advances as the Nanox team pursues its vision of making medical imaging more accessible worldwide,” said Erez Meltzer, Nanox Chief Executive Officer and Acting Chairman. “Our vision is to extend Nanox technology within and beyond hospitals, targeting underserved segments like urgent care and orthopedic clinics. We deliver a seamless scan-to-diagnosis solution, leveraging AI for smarter, more efficient healthcare, with a focus on aligning innovation with clinical needs to enhance patient outcomes globally. Nanox is dedicated to accelerating the execution of our commercial infrastructure and future strategic collaborations in the U.S. Our mission is to provide healthcare practices with a transformative imaging advantage with the Nanox.ARC – an accessible, cost-effective solution that not only provides advanced diagnostic imaging capabilities but also elevates overall patient care”.

Financial results for three months ended June 30, 2024

For the three months ended June 30, 2024 (the “reported period”), the Company reported a net loss of $13.6 million, compared to a net loss of $17.4 million for the three months ended June 30, 2023 (which is referred as the “comparable period”), representing a decrease of $3.8 million. The decrease was largely due to a decrease of $2.1 million in the research and development expenses and a decrease of $1.7 million in the general and administrative expenses and increase of $0.5 million in the Company’s financial income which was mitigated by an increase of $1.2 in the Company’s gross loss.

The Company reported revenue of $2.7 million in the reported period, compared to $2.6 million in the comparable period. During the reported period, the Company generated revenue through teleradiology services, the sales of its Imaging devices and services and the sale of its AI solutions.

The Company’s gross loss during the reported period totaled $2.9 million (gross loss margin of 106%)) on a GAAP basis, as compared to $1.7 million (gross loss margin of (66%)) in the comparable period. Non-GAAP gross loss for the reported period was $0.2 million (gross loss margin of approximately 9%), as compared to Non-GAAP gross profit of $0.9 million (gross profit margin of approximately 34%) in the comparable period.

The Company’s revenue from teleradiology services for the reported and comparable periods was $2.5 million. The Company’s GAAP gross profit from teleradiology services for the reported and comparable periods was $0.4 million (gross profit margin of approximately 15%) a. Non-GAAP gross profit of the Company’s teleradiology services for the reported and comparable periods was $0.9 million (gross profit margin of approximately 37%).

During the reported period the Company generated revenue through the sales and deployment of its imaging systems which amounted to $68 thousand for the reported period, with a gross loss of $1.3 million on a GAAP and non-GAAP basis. The revenue stems from the sale and deployment of our 2D systems in Africa and our Nanox.ARC systems in the U.S.

The Company’s revenue from its AI solutions for the reported period was $113 thousand with a gross loss of $2.0 million on a GAAP basis, as compared to revenue of $53 thousand with a gross loss of $2.1 million in the comparable period. Non-GAAP gross profit of the Company’s AI solutions for the reported period was $57 thousand, as compared to a loss of 42 thousand in the comparable period.

Research and development expenses, net for the reported period were $4.8 million, as compared to $6.9 million in the comparable period, reflecting a decrease of $2.1 million. The decrease was mainly due to decrease of $1.2 million in salaries and wages and a decrease of $0.2 million in share-based compensation and $0.7 million in the expenses related to our research and development activities.

Sales and marketing expenses for the reported and the comparable periods were $0.8 million.

General and administrative expenses for the reported period were $5.9 million, as compared to $7.6 million in the comparable period. The decrease of $1.7 million was mainly due to a decrease in our legal expenses in the amount of $1.6 million, largely as result of the finalization of the SEC investigation and the settlement of the class action and a decrease in the cost of the directors’ and officers’ liability insurance premium in the amount of $0.4 million.

Non-GAAP net loss attributable to ordinary shares for the reported period was $8.4 million, as compared to $9.9 million in the comparable period. The decrease of $1.5 million was mainly due to a decrease in non-GAAP operating expenses of $2.2 million and an increase of $0.5 million in our non-GAAP interest income which was offset by decrease of $1.1 million in our non-GAAP gross profit.

Non-GAAP gross loss for the reported period was $0.2 million, as compared to a Non-GAAP gross profit of $0.9 million in the comparable period. Non-GAAP research and development expenses, net for the reported period, were $4.1 million, as compared to $6.0 million in the comparable period. Non-GAAP sales and marketing expenses for the reported period were $0.5 million, as compared to $0.6 million in the comparable period. Non-GAAP general and administrative expenses for the reported period were $4.3 million as compared to $4.7 million in the comparable period.

The difference between the GAAP and non-GAAP financial measures above is mainly attributable to amortization of intangible assets, share-based compensation, change in contingent earnout liability, expenses related to an offering and legal fee in connection with the class-action litigation and the SEC investigation. A reconciliation between GAAP and non-GAAP financial measures for the three and six months periods ended June 30, 2024, and 2023 is provided in the financial results that are part of this press release.

Liquidity and Capital Resources

As of Jume 30, 2024, the Company had total cash, cash equivalents, restricted deposits and marketable securities of $64.2 million, compared to $82.8 million as of December 31, 2023. The decrease of $18.6 million during the reported period was primarily due to negative cash flow from operations of $17.9 million.

Other Assets

As of June 30, 2024 the Company had property and equipment of $44.4 million, compared to $42.3 million as of December 31, 2023.

As of June 30, 2024, the Company had intangible assets of $75.3 million as compared to $80.6 million as of December 31, 2023. The decrease was attributable to the periodic amortization of intangible assets in the amount of $5.3 million.

Shareholders’ Equity

As of June 30, 2024 the Company had approximately 58.5 million shares outstanding. As of December 31, 2023, the Company had approximately 57.8 million shares outstanding.

Conference Call and Webcast Details

Tuesday, August 20, 2024 @ 8:30am ET

Individuals interested in listening to the conference call may do so by joining the live webcast on the Investors section of the Nanox website under Events and Presentations. Alternatively, individuals can register online to receive a dial-in number and personalized PIN to participate in the call. An archived webcast of the event will be available for replay following the event.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on applying its proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. Nanox’s vision is to increase access, reduce costs and enhance the efficiency of routine medical imaging technology and processes, in order to improve early detection and treatment, which Nanox believes is key to helping people achieve better health outcomes, and, ultimately, to save lives. The Nanox ecosystem includes Nanox.ARC— a multi-source Digital Tomosynthesis system that is cost-effective and user-friendly; an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic disease (Nanox.AI); a cloud-based infrastructure (Nanox.CLOUD); and a proprietary decentralized marketplace, through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts; and a comprehensive teleradiology services platform (Nanox.MARKETPLACE). Together, Nanox’s products and services create a worldwide, innovative, and comprehensive solution that connects medical imaging solutions, from scan to diagnosis. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, those relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to continue to develop of the Nanox imaging system; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox imaging system and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces, including the continuation and escalation of the military conflicts in Israel and current war between Israel and Hamas; (x) the costs incurred with respect to and the outcome of litigation Nanox is currently subject to and any similar or other claims and potential litigation it may be subject to in the future; and (xi) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, change in contingent earnout liability and legal fees in connection with class-action litigation and the SEC investigation. The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, these non-GAAP measures should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	June 30, 2024	December 31, 2023
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	38,982	56,377
Restricted deposit	45	46
Marketable securities	24,884	26,006
Accounts receivables net of allowance for credit losses of $55 as of June 30, 2024 and December 31, 2023, respectively.	1,508	1,484
Inventories	957	2,356
Prepaid expenses	552	1,274
Other current assets	2,698	1,092
TOTAL CURRENT ASSETS	69,626	88,635

NON-CURRENT ASSETS:
Restricted deposit	323	327
Property and equipment, net	44,397	42,343
Operating lease right-of-use asset	4,169	4,573
Intangible assets	75,301	80,607
Other non-current assets	1,905	2,163
TOTAL NON-CURRENT ASSETS	126,095	130,013
TOTAL ASSETS	195,721	218,648

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Current maturities of long-term loan	3,233	3,490
Accounts payable	1,570	3,303
Accrued expenses	3,638	3,920
Deferred revenue	539	543
Current maturities of operating lease liabilities	804	861
Other current liabilities	3,714	3,407
TOTAL CURRENT LIABILITIES	13,498	15,524

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	3,681	4,045
Deferred tax liability	2,765	2,953
Other long-term liabilities	642	612
TOTAL NON-CURRENT LIABILITIES	7,088	7,610
TOTAL LIABILITIES	20,586	23,134

COMMITMENTS AND CONTINGENCIES (Note 3)

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at June 30, 2024 and December 31 2023,58,497,123 and 57,778,628 issued and outstanding at June 30, 2024 and December 31, 2023, respectively	167	165
Additional paid-in capital	521,069	515,887
Accumulated other comprehensive loss	(52)	(305)
Accumulated deficit	(346,049)	(320,233)
TOTAL SHAREHOLDERS’ EQUITY	175,135	195,514
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	195,721	218,648

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2024	2023	2024	2023
REVENUE	5,252	5,029	2,699	2,582

COST OF REVENUE	10,159	8,243	5,552	4,273

GROSS LOSS	(4,907)	(3,214)	(2,853)	(1,691)

OPERATING EXPENSES:
Research and development, net	10,032	13,199	4,812	6,913
Sales and marketing	1,634	1,988	834	835
General and administrative	10,958	15,434	5,916	7,626
Change in contingent earnout liability	-	(4,523)	-	137
Other expenses, net	101	597	92	629
TOTAL OPERATING EXPENSES	22,725	26,695	11,654	16,140
OPERATING LOSS	(27,632)	(29,909)	(14,507)	(17,831)
REALIZED LOSS FROM SALE OF MARKETABLE SECURITIES	-	(178)	-	-
FINANCIAL INCOME, net	1,646	781	856	380
OPERATING LOSS BEFORE INCOME TAXES	(25,986)	(29,306)	(13,651)	(17,451)

INCOME TAX BENEFIT	170	181	76	87
NET LOSS	(25,816)	(29,125)	(13,575)	(17,364)

BASIC AND DILUTED LOSS PER SHARE	(0.45)	(0.53)	(0.23)	(0.31)
Weighted average number of basic and diluted ordinary shares outstanding (in thousands)	57,953	55,267	58,005	55,375
Comprehensive Loss:
Net Loss	(25,816)	(29,125)	(13,575)	(17,364)
Other comprehensive loss:

Reclassification of net losses realized in income statement	-	178	-	-
Unrealized gain from available for-sale securities	253	783	66	369
Total comprehensive loss	(25,563)	(28,164)	(13,509)	(16,995)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
BALANCE AT JANUARY 1, 2024	57,778,628	165	515,887	(305)	(320,233)	195,514

Changes during the period:

Issuance of ordinary shares upon exercise of options	718,495	2	1,604	-	-	1,606
Share-based compensation	-	-	3,578	-	-	3,578
Unrealized gain from marketable securities	-	-	-	253	-	253
Net loss for the period	-	-	-	-	(25,816)	(25,816)
BALANCE AT JUNE 30, 2024	58,497,123	167	521,069	(52)	(346,049)	175,135

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2023	55,094,237	158	477,953	(1,974)	(259,457)	216,680
Changes during the period:
Issuance of ordinary shares upon exercise of options	210,138	*	595	-	-	595
Issuance of ordinary shares under settlement agreement with former shareholders of USARAD Holding Inc.	255,392	1	1,560	-	-	1,561
Other comprehensive gain	-	-	-	961	-	961
Share-based compensation	-	-	2,863	-	-	2,863
Net loss for the period	-	-	-	-	(29,125)	(29,125)
BALANCE AT JUNE 30, 2023	55,559,767	159	482,971	(1,013)	(288,582)	193,535

*	Less than $1.

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT APRIL 1, 2024	57,779,033	165	517,388	(118)	(332,474)	184,961
Changes during the period:
Issuance of ordinary shares upon exercise of options	718,090	2	1,580	-	-	1,582
Other comprehensive gain	-	-		66	-	66
Share-based compensation	-	-	2,101	-	-	2,101
Net loss for the period	-	-		-	(13,575)	(13,575)
BALANCE AT JUNE 30, 2024	58,497,123	167	521,069	(52)	(346,049)	175,135

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT APRIL 1, 2023	55,150,345	158	479,172	(1,382)	(271,218)	206,730
Changes during the period:
Issuance of ordinary shares upon exercise of options	154,030	*	419	-	-	419
Issuance of ordinary shares under settlement agreement with former shareholders of USARAD Holding Inc.	255,392	1	1,560	-	-	1,561
Other comprehensive gain	-	-	-	369	-	369
Share-based compensation	-	-	1,820	-	-	1,820
Net loss for the period	-	-	-	-	(17,364)	(17,364)
BALANCE AT JUNE 30, 2023	55,559,767	159	482,971	(1,013)	(288,582)	193,535

*	Less than $1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six Months Ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(25,816)	(29,125)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	3,578	2,863
Amortization of intangible assets	5,306	5,306
Exchange rate differentials	(295)	(78)
Change in contingent earnout liability	-	(4,523)
Depreciation	561	509
Deferred tax liability, net	(188)	(188)
Realized loss from sale of marketable securities	-	178
Amortization of premium, discount and accrued interest on marketable securities	(76)	527
Impairment of property and equipment	171	145
Changes in Operating Assets and Liabilities:
Accounts receivable	(24)	(454)
Inventories	(316)	-
Prepaid expenses and other current assets	677	2,236
Other non-current assets	183	98
Accounts payable	(1,733)	957
Operating lease assets and liabilities	(17)	(10)
Accrued expenses and other liabilities	25	692
Deferred Revenue	(4)	4
Other long-term liabilities	30	75
Net cash used in operating activities	(17,938)	(20,788)

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchase of property and equipment	(996)	(1,839)
Purchase of marketable securities	(19,794)	-
Proceeds from maturity of marketable securities	21,245	25,507
Proceeds from sale of marketable securities	-	822
Net cash provided by investing activities	455	24,490

CASH FLOWS FROM FINANCING ACTIVITIES:

Payment due to settlement of contingent earnout liabilities	-	(790)
Proceeds from issuance of ordinary shares upon exercise of options	45	595
Net cash provided by/(used in) financing activities	45	(195)
EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	43	25
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	(17,395)	3,532
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	56,377	38,529
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT END OF THE PERIOD	38,982	42,061

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS
Cash paid for interest	71	74
Cash paid for income taxes	51	7
SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS -
Issuance of ordinary shares upon exercise of options	1,561	-
Ordinary shares issued in connection with earnout liability	-	1,561
Operating lease liabilities arising from obtaining operating right-of use assets	-	601
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS:
Cash and cash equivalents	38,982	41,998
Restricted cash equivalents	-	63
Total cash, cash equivalents and restricted cash equivalents	38,982	42,061

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

a.	The Company, together with its subsidiaries, develops a commercial-grade tomographic imaging device with a digital X-ray source, provides teleradiology services and develops artificial intelligence applications designed to be used in real-world medical imaging applications. The Company’s solution, referred to as the Nanox Multi Source System, has two integrated components – “Nanox.ARC” and “Nanox.CLOUD”. Nanox.ARC is a medical tomographic imaging system incorporating the Company’s novel digital X-ray source. Nanox.CLOUD is a platform which employs a matching engine to match medical images to radiologists, provides image repository, connectivity to diagnostic assistive AI systems, billing and reporting. On April 1, 2021, the Company received clearance from the FDA to market the Company’s Nanox Cart X-Ray System. On April 28, 2023, the Company received clearance from the FDA to market the Company’s multi-source Nanox.ARC system.

The Company has experienced net losses and negative cash flows from operations since its inception. The Company anticipates such losses will continue until its product candidates reach commercial profitability.

Based on the Company’s activities during the period ended June 30, 2024, the Company has sufficient funds for its plans for the next twelve months from the issuance of these financial statements.

b.	The security situation in Israel

In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of issuance of these consolidated financial statements, the war in Israel is ongoing and continues to evolve. The Company’s headquarters and several manufacturing and research and development, net facilities are located in Israel. Currently, such activities in Israel remain largely unaffected. The Company continues to maintain contingency plans with backup manufacturing and assembly locations for key products and components. As of June 30, 2024, the impact of this war on the Company’s results of operations and financial condition was immaterial, but such impact may increase, which could be material, as a result of the continuation, escalation, or expansion of such war.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries, prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Accordingly, they do not contain all information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s condensed consolidated financial position as of June 30, 2024, the condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2024 and 2023 and the condensed consolidated statements of cash flows and the condensed consolidated statements of equity for the six months ended June 30, 2024 and 2023. The preparation of financial statements in conformity with GAAP requires the Company to make certain estimates and assumptions for the reporting periods covered by the financial statements. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual amounts could differ from these estimates.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 22, 2024 (the “Annual Report”). For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Annual Report.

Fair Value of Financial Instruments

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

The Company’s financial instruments consist mainly of cash and cash equivalents, restricted deposit, accounts receivable, marketable securities, current maturities of long term loan accounts payable, accrued expenses and other liabilities. The fair value of these financial instruments approximates their carrying value.

	Balance as of June 30, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (*)	-	12,332	-	12,332
Marketable securities (**)	-	24,884	-	24,884
Total assets	-	37,216	-	37,216

Liabilities:
Current maturities of long term loan	-	-	3,233	3,233
Total liabilities	-	-	3,233	3,233

The Company classifies available-for-sale securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value.

	Balance as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (*)	-	28,373		28,373
Marketable securities (**)	-	26,006	-	26,006
Total assets	-	54,379	-	54,379

Liabilities:
Current maturities of Long term loan	-	-	3,378	3,378
Total liabilities	-	-	3,378	3,378

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

(*)	As of June 30, 2024, approximately $12,332 thousand of Money market funds were classified under “Cash and Cash equivalents” in the consolidated balance sheets as such securities met all applicable classification criteria. As of December 31, 2023, approximately $28,373 thousand of Money market funds were classified under “Cash and Cash equivalents” in the consolidated balance sheets as such securities met all applicable classification criteria.

(**)	The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of June 30, 2024 and December 31, 2023:

	June 30, 2024
	Fair value	Cost or amortized cost	Gross unrealized holding loss
Level 2 securities:
Municipal bonds	1,256	1,256	-
Corporate debt	14,714	14,763	(49)
Certificates of deposit	1,995	1,995	-
Other	6,919	6,922	(3)
Total	24,884	24,936	(52)

	December 31, 2023
	Fair value	Cost or amortized cost	Gross unrealized holding loss
Level 2 securities:
Municipal bonds	2,263	2,291	(28)
Corporate debt	19,441	19,715	(274)
Certificates of deposit	2,989	2,989	-
Other	1,313	1,316	(3)
Total	26,006	26,311	(305)

As of June 30, 2024 and December 31, 2023, the Company’s debt securities and certificates of deposit had the following maturity dates:

	June 30, 2024	December 31, 2023
Due within one year	24,884	26,006

Total	24,884	26,006

New Accounting Pronouncements

New accounting pronouncements effective in future periods:

Improvements to Reportable Segments Disclosures

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting–Improvements to Reportable Segments Disclosures (Topic 280)” to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this ASU (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss; (2) require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition; (3) require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods; (4) clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures; and (5) require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure or measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied retrospectively to all periods presented. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of these amendments on its consolidated financial statements.

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740)–Improvements to Income Tax Disclosures” to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. The amendments in this ASU require that public entities, on an annual basis, disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. This ASU also requires that all entities disclose, on an annual basis, (1) the amount of income taxes paid disaggregated by federal, state, and foreign taxes, (2) the amount of income taxes paid disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid, (3) income or loss from continuing operations before income tax expense or benefit disaggregated between domestic and foreign, and (4) income tax expense or benefit from continuing operations disaggregated by federal, state, and foreign. For the Company, the amendments in this “ASU are effective for annual periods beginning after December 15, 2025, and should be applied on a prospective basis with the option to apply retrospectively. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the impact of the adoption of these amendments on its consolidated financial statements.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 3 - COMMITMENTS AND CONTINGENCIES:

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

In September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain then-current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al., Case No. 1:20-cv-04355 (the “White Action”), alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. In addition, on October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al., Case No. 1:21-cv-05517 (the “McLaughlin Action”). The amended complaint in that action, filed on April 12, 2022, alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.ARC system as well as the comparison of the Nanox.ARC to CT scanners, among other allegations. The Lead Plaintiff in the McLaughlin Action seeks to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and November 17, 2021. The Company entered into a term sheet on April 28, 2023, to settle all shareholder class action litigation related to the McLaughlin Action and the consolidated White Action. On June 2, 2023, the Company entered into a formal settlement agreement to settle the McLaughlin Action and the consolidated White Action for $8 million. On October 31, 2023, Magistrate Judge Kuo preliminarily approved the settlement. Due to the settlement agreement, during December 2023 the Company deposited $5 million and the D&O insurance carrier deposited $3 million (The $3 million was recorded as other income in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2023) in a trust account in connection with the settlement agreement. Therefore, as of December 31, 2023, the Company had no accrual in connection with the settlement agreement. On February 15, 2024, the court held a final approval hearing, during which she requested that the parties submit updated settlement claims information by letter on or before February 29, 2024 for incorporation into a final report and recommendation. The parties submitted the letter on February 29, 2024, and on April 17, 2024, Magistrate Judge Kuo issued a report and recommendation recommending that Judge Kovner grant the motion for final approval of the settlement. On May 7, 2024, Judge Kovner entered an order adopting Magistrate Judge Kuo’s report and recommendation and finally approving the settlement. On May 10, 2024, the judgment was entered, and the case was dismissed with prejudice.

On May 1, 2023, the Company received a notice alleging several causes of action, including breach of a consulting agreement between the claimant and Nanox Imaging PLC (the “Gibraltar Entity”) that was entered into in 2015. The claimant’s demand from the Company is for the payment of approximately $1.26 million for unpaid consulting fees from the Gibraltar Entity and approximately $25 million connection with his claimed entitlement to securities in the Gibraltar Entity. On or about December 21, 2023, a claim was filed in Israel against the Company, the Gibraltar Entity and the late Mr. Ran Poliakine, based on allegations previously dismissed by a U.S. court In the State of California. The Company reiterates its strong denial of the plaintiff’s baseless claims and emphasizes that the Company was never a party to the consulting agreement with the plaintiff. In addition, the Company is not responsible for any potential liabilities of the Gibraltar Entity, which is a separate legal entity. The Company is currently reviewing and analyzing the claim filed in Israel and will take all necessary steps to vigorously defend itself against these unfounded allegations. The Company remains confident in its legal position and is committed to protecting its shareholders and stakeholders. On April 5, 2024, the Gibraltar Entity filed an amended claim and a request for an anti-suit injunction (“ASI”) in Gibraltar against the plaintiff. A hearing for the ASI request has been scheduled for September 25, 2024.

The Company has not yet responded to the Claim and will submit a statement of defense by September 14, 2024.

Under the Innovation Law (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984) as currently in effect, Nanox AI is required to pay royalties to the Israel Innovation Authority (the “IIA”) of 3% on sales of products and services based on technology and know-how developed using such IIA research and development grants, until 100% (which may be increased under certain circumstances) of the grant, linked to the U.S. dollar and bearing interest at the SOFR rate, is repaid. As of June 30, 2024, Nanox AI had paid royalties to the IIA in the amount of approximately $56 and had a remaining liability to the IIA of approximately $3.2 million.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 4 - RELATED PARTIES:

Related party balances at June 30, 2024 and December 31, 2023 consisted of the following:

	June 30, 2024	December 31, 2023
	(U.S. Dollars in thousands)
(a) Due from Illumigyn	$17	$17
(b) Due to Wellsense Technologies Ltd.	(14)	(13)
(c) Due from Six-Eye Interactive	4	4
Total from related parties	$7	$8

(*)	From 2024 Illumigyn is no longer a related party

NOTE 5 – DEFERRED REVENUE

The following table represents the changes in deferred revenue for six months ended June 30, 2024:

Deferred
Revenue
(U.S. Dollars
in thousands)
Balance at December 31, 2023 (*)	$543
Additions	147
Revenue recognized in the reported period -	(151)
Balance at June 30, 2024 (*)	$539

*	Includes only short term deferred revenue in the Company’s consolidated balance sheets as of December 31, 2023 and June 30,2024.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 6 - SHAREHOLDERS’ EQUITY:

Share capital

The following table presents the number of authorized and issued and outstanding shares as of each reporting date for each class of shares:

	June 30, 2024		December 31, 2023
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
Ordinary shares	100,000,000	58,497,123	100,000,000	57,778,628
Total	100,000,000	58,497,123	100,000,000	57,778,628

The Company’s board of directors also approved the Plan for the purpose of selecting the capital gains tax track, under Section 102 of the Israeli Income Tax Ordinance, for options granted to the Company’s Israeli employees. As of June 30, 2024, there were 874,926 ordinary shares reserved for the equity incentive plan.

During the six months ended June 30, 2024, 718,495 options to purchase ordinary shares were exercised to ordinary shares in consideration of $1,606. The consideration of $1,561 for 706,290 options to purchase ordinary shares were recorded as other current assets in the Company’s balance sheet as of June 30, 2024, received at the beginning of July 2024.

Share-based compensation

During the six months ended June 30, 2024, the Company granted 203,500 options and 190,000 RSUs to several officers and employees of the Company, as the following:

a.	On March 25, 2024, the Company granted employees of the Company a total of 11,500 options to purchase ordinary shares at an exercise price of $17.63 per share. The options shall equally vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date. The fair value of options granted was $73 and the underlying data used for computing the fair value of the options are as follows:

March 25, 2024
Stock price of one ordinary share	$9.75
Dividend yield	0
Expected volatility	82.66%
Risk-free interest rate	4.24%
Expected term (years)	6.25

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

b.	On April 14, 2024, the Company granted employees of the Company a total of 42,000 options to purchase ordinary shares of the Company at an exercise price of $17.63 per share. The options shall equally vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date. The fair value of options granted was $265 and the underlying data used for computing the fair value of the options are as follows:

April 14, 2024
Stock price of one ordinary share	$9.71
Dividend yield	0
Expected volatility	82.55%
Risk-free interest rate	4.53%
Expected term (years)	6.25

c.	On June 25, 2024, the Company granted the Chief Executive Officer and active Chairman of the board a total of 150,000 options to purchase ordinary shares of the Company at an exercise price of $11.52 per share. The options shall equally vest over a period of 4 years. The options expire on the tenth anniversary of their grant date. The fair value of options granted was $764 and the underlying data used for computing the fair value of the options are as follows:

June 25, 2024
Stock price of one ordinary share	$6.52
Dividend yield	0
Expected volatility	80.29%
Risk-free interest rate	4.23%
Expected term (years)	10

d.	On April 16, 2024, the Company granted a total of 140,000 RSUs to several officers of the Company. The RSUs shall equally vest over a period of 6 months. The fair value of RSUs granted was $1,298. On June 25, 2024, the Company granted a total of 50,000 RSUs to the Chief Executive Officer of the Company. The RSUs shall equally vest over a period of 6 months.. The fair value of RSUs granted was $326.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 7 - SEGMENTS OF OPERATIONS

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable operating segments. The Company manages its business primarily on a service basis. The Company’s reportable segments consist of the Nanox.ARC division, the radiology services division and the AI solutions division. Each one is managed separately to better align with the Company’s customers and distribution partners and the unique market dynamics of each segment. Operating income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment. Costs excluded from segment operating income include various corporate expenses such as income taxes. The Company does not include intercompany transfers between segments for management reporting.

The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies” in the Annual Report. The Company evaluates the performance of its reportable operating segments based on net sales and operating loss.

	Six months ended June 30, 2024 (U.S. dollars in thousands)
	Nanox. ARC	Radiology Services	AI Solutions	Total
Revenues	$116	$4,926	$210	$5,252
Segment operating loss	(21,055)	(875)	(5,702)	(27,632)
Financial income, net				1,646
Loss before taxes on income	(18,968)	(949)	(6,069)	$(25,986)

Depreciation and amortization expenses	$499	$1,318	$4,051	$5,868
Stock based compensation	$3,130	$86	$362	$3,578
Total Assets	$114,380	$20,714	$60,627	$195,721

	Six months ended June 30, 2023 (U.S. dollars in thousands)
	Nanox. ARC	Radiology Services	AI Solutions	Total
Revenues	$-	$4,927	$102	$5,029
Segment operating profit (loss)	(24,877)	3,964	(8,996)	(29,909)
Realized loss from sale of marketable securities				(178)
Financial income				781
Profit (Loss) before taxes on income	(23,989)	3,935	(9,252)	$(29,306)

Depreciation and amortization expenses	$418	$1,321	$4,076	$5,815
Change in obligation in earn-out liabilities	$-	$(4,523)	$-	$(4,523)
Stock based compensation	$2,270	$113	$480	$2,863
Total Assets	$123,279	$29,734	$71,872	$224,885

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

	Three months ended June 30, 2024 (U.S. dollars in thousands)
	Nanox. ARC	Radiology Services	AI Solutions	Total
Revenues	$68	$2,518	$113	$2,699
Segment operating loss	(11,130)	(383)	(2,994)	(14,507)
Financial income, net				856
Loss before taxes on income	(10,038)	(419)	(3,194)	$(13,651)

Depreciation and amortization expenses	$244	$659	$2,026	$2,929
Stock based compensation	$1,878	$43	$180	$2,101

	Three months ended June 30, 2023 (U.S. dollars in thousands)
	Nanox. ARC	Radiology Services	AI Solutions	Total
Revenues	-	2,529	53	2,582
Segment operating loss	$(13,211)	$(483)	$(4,137)	$(17,831)
Financial income				380

Loss before taxes on income	(12,668)	(497)	(4,286)	$(17,451)

Depreciation and amortization expenses	$211	$659	$2,037	$2,907
Change in obligation in earn-out liabilities	$-	$137	$-	$137
Stock based compensation	$1,515	$57	$248	$1,820

For the six months and three months periods ended June 30, 2024 and June 30, 2023, the Company’s revenues in the United States constituted approximately 96% and 99% of the Company’s total revenue, respectively.

NOTE 8 - LOSS PER SHARE:

As of June 30, 2024 and 2023, the Company had outstanding 4,455,301 warrants and 2,312,443 warrants, respectively. As of June 30, 2024, and 2023, the Company had 4,470,557 and 5,165,492 outstanding options awards and 208,326 and 53,826 outstanding RSUs awards, respectively. These warrants and awards were not considered when calculating diluted loss per share since their effect is anti-dilutive. In addition, contingently issuable ordinary shares that are issuable based on certain conditions are not included in the potential dilutive shares in calculating the diluted loss per share.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with GAAP. The Company uses information about certain financial measures that are not prepared in accordance with GAAP, including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, Non-GAAP other expenses (income) and non-GAAP basic and diluted loss per share. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, change in contingent earnout liability, expenses related to an offering and legal fees in connection with the class-action litigation and the SEC investigation. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items (as applicable) adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that the non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance.

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares and Non-GAAP basic and diluted loss per share (U.S. dollars in thousands)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
GAAP net loss attributable to ordinary shares	25,816	29,125	13,575	17,364
Non-GAAP adjustments:
Less: Class-action litigation and SEC investigation	76	4,417	44	2,181
Less: Amortization of intangible assets	5,306	5,306	2,653	2,653
Less: Offering expenses	420	-	420	-
Less (Add): Change in the fair value of earn out liabilities’ obligation	-	(4,523)	-	137
Less: accrual in connection with the estimated settlement of the SEC investigation	-	650	-	650
Less: Share-based compensation	3,578	2,863	2,101	1,820
Non-GAAP net loss attributable to ordinary shares	16,436	20,412	8,357	9,923
BASIC AND DILUTED LOSS PER SHARE	0.28	0.37	0.14	0.18
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	57,953	55,267	58,005	55,375

Reconciliation of GAAP cost of revenue to Non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	10,159	8,243	5,552	4,273
Non-GAAP adjustments:
Amortization of intangible assets	5,112	5,112	2,556	2,556
Share-based compensation	112	28	59	14
Non-GAAP cost of revenue	4,935	3,103	2,937	1,703

Reconciliation of GAAP gross loss to Non-GAAP gross profit (U.S. dollars in thousands)

GAAP gross loss	(4,907)	(3,214)	(2,853)	(1,691)
Non-GAAP adjustments:
Amortization of intangible assets	5,112	5,112	2,556	2,556
Share-based compensation	112	28	59	14
Non-GAAP gross profit (loss)	317	1,926	(238)	879

Reconciliation of GAAP gross loss margin to Non-GAAP gross profit margin (in percentage of revenue)

GAAP gross loss margin	(93.43)%	(63.91)%	(105.71)%	(65.49)%
Non-GAAP adjustments:
Amortization of intangible assets	97.33%	101.65%	94.7%	98.99%
Share-based compensation	2.13%	0.56%	2.19%	0.54%
Non-GAAP gross profit (loss) margin	6.03%	38.3%	(8.82)%	34.04%

Reconciliation of GAAP research and development, expenses to Non-GAAP research and development expenses, net (U.S. dollars in thousands)

GAAP research and development expenses, net	10,032	13,199	4,812	6,913
Non-GAAP adjustments:
Share-based compensation	1,316	1,735	727	947
Non-GAAP research and development expenses, net	8,716	11,464	4,085	5,966

Reconciliation of GAAP sales and marketing expenses to Non-GAAP sales and marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	1,634	1,988	834	835
Non-GAAP adjustments:
Amortization of intangible assets	194	194	97	97
Share-based compensation	350	185	204	107

Non-GAAP sales and marketing expenses	1,090	1,609	533	631

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	10,958	15,434	5,916	7,626
Non-GAAP adjustments:
Class-action litigation and SEC investigation	76	4,417	44	2,181
Offering expenses	420	-	420	-
Share-based compensation	1,800	915	1,111	752

Non-GAAP general and administrative expenses	8,662	10,102	4,341	4,693

Reconciliation of GAAP other expenses to Non-GAAP other expenses (income) (U.S. dollars in thousands)

GAAP other expenses	101	597	92	629
Non-GAAP adjustments:
Accrual in connection with the estimated settlement of the SEC investigation	-	650	-	650

Non-GAAP other expenses (income)	101	(53)	92	(21)